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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                             ---------------------------
                                   AMENDMENT NO. 1
                                          to
                                    SCHEDULE 13E-3
                          (Rule 13e-3 Transaction Statement
                           Pursuant to Section 13(e) of the
                           Securities Exchange Act of 1934)
                             ---------------------------
                               DAVCO RESTAURANTS, INC.
                                 (Name of the Issuer)

                               DAVCO RESTAURANTS, INC.
                            DAVCO ACQUISITION HOLDING INC.
                                DAVCO MERGER SUB INC.
                                  RONALD D. KIRSTIEN
                                   HARVEY ROTHSTEIN
                            CITICORP VENTURE CAPITAL, LTD.
                         (Name of Person(s) Filing Statement)

                       COMMON STOCK, PAR VALUE $.001 PER SHARE
                            (Title of Class of Securities)
                                     238 330 10 4
                        (CUSIP Number of Class of Securities)



               G. Daniel O'Donnell, Esq.               Joshua N. Korff, Esq.
                Dechert Price & Rhoads                    Kirkland & Ellis
                    Bell Atlantic Tower                    Citicorp Center
                     1717 Arch Street                    153 East 53rd Street
               Philadelphia, Pennsylvania  19103      New York, New York 10022
                   (215) 994-4000                           (212) 446-4800

         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                 --------------------
This statement is filed in connection with (check the appropriate box):

a. /x/ The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. / / A tender offer.

d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                               CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Transaction Valuation(1)                       Amount of Filing Fee(2)
$119,143,300                                   $23,829
--------------------------------------------------------------------------------
(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $20.00 per share of Common Stock, of 5,957,165 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding on a fully diluted basis (assuming the exercise of options and warrants to acquire shares of Common Stock and excluding shares of Common Stock owned by DavCo Acquisition Holding
    Inc.). The above calculation is based on the most recent publicly available data for the Issuer.

(2) The amount of the filing fee equals 1/50th of 1% of the transaction value. /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing




Amount Previously Paid:    $23,829                        Filing Party:  DavCo Restaurants, Inc.
                           ---------------------------                   ------------------------
Form or Registration No.:  Preliminary Proxy Statement    Date Filed:    November 19, 1997




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--------------------------------------------------------------------------------

                                       INTRODUCTION



          This Amendment No. 1 amends and restates the Rule 13E-3 Transaction Statement on Schedule 13E-3 which was filed with the Securities and Exchange Commission (the "Commission") on November 19, 1997 on behalf of DavCo Restaurants, Inc., a Delaware corporation (the "Company"), DavCo Acquisition Holding Inc., a Delaware corporation ("DAC"), DavCo Merger Sub Inc., a Delaware corporation ("DAC SUB"), Ronald D. Kirstien, Harvey Rothstein and Citicorp Venture Capital, Ltd., with respect to a proposed merger pursuant to which DAC SUB will be merged with and into the Company (the "Merger") and the Company, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of DAC. Mr. Kirstien is the President, Chief Executive Officer and Chairman of the Board of the Company, and is the President and a director of DAC and DAC SUB. Mr. Rothstein is the Executive Vice President and a director of the Company, and is Vice President, Secretary and a director of DAC and DAC SUB.





          The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the revised preliminary Proxy Statement of the Company attached hereto as Exhibit (d)(3) and filed with the Commission concurrently herewith. The information set forth in the Proxy Statement, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the revised preliminary Proxy Statement. The cross-reference sheet indicates the caption in the revised preliminary Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the revised preliminary Proxy Statement, it is so indicated in the cross-reference sheet. As indicated below, certain exhibits previously filed with the Commission as part of the Schedule 13E-3 are omitted from this Amendment No. 1.

                             CROSS REFERENCE SHEET
              PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3

                                                                ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                                PROXY STATEMENT WHICH ARE
                   NUMBER AND CAPTION                              INCORPORATED HEREIN BY REFERENCE
           -----------------------------------  ----------------------------------------------------------------------

1.         Issuer and Class of Security
           Subject to the Transaction

           (a)................................  Outside Front Cover Page; "INTRODUCTION."

           (b)................................  Outside Front Cover Page; "SUMMARY--Record Date; Shares Entitled to
                                                Vote; Quorum;" "INTRODUCTION-- Voting at the Special Meeting."

           (c)................................  "SUMMARY--Market Information;" "MARKET PRICES AND DIVIDENDS ON THE
                                                SHARES."

           (d)................................  "MARKET PRICES AND DIVIDENDS ON THE SHARES."

           (e)................................  Not applicable.

           (f)................................  "SECURITY OWNERSHIP OF THE COMPANY;" Schedule I to the Proxy
                                                Statement.

2.         Identity and Background

           (a)-(d)............................  "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES;" "CERTAIN
                                                INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE
                                                COMPANY."

           (e)-(f)............................  None.

           (g)................................  "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                                THE COMPANY."

3.         Past Contacts, Transactions or
           Negotiations

           (a)(1).............................  "SUMMARY--The Merger;" "SPECIAL FACTORS--Interests of Certain Persons
                                                in the Merger;" "THE MERGER-- Indemnification of Directors and
                                                Officers;" "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND
                                                AFFILIATES."

           (a)(2).............................  "SUMMARY--The Merger;" "--Background of the Merger; Fairness of the
                                                Merger;" "--Interests of

                                                                ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                                PROXY STATEMENT WHICH ARE
                   NUMBER AND CAPTION                              INCORPORATED HEREIN BY REFERENCE
           -----------------------------------  ----------------------------------------------------------------------

                                                Certain Persons in the Merger;" "--Conditions
                                                to Consummation of the Merger;" "-- Expenses;"--Financing of the
                                                Merger;" "SPECIAL FACTORS--Background of the Merger;" "--Past Contacts
                                                with Wendy's;" "--Fairness of the Merger; Recommendation of the Board
                                                of Directors; Position of DAC;" "--Purpose of the Merger," "--Interests
                                                of Certain Persons in the Merger," "--Certain Effects of the Merger,"
                                                "THE MERGER, " "FINANCING OF THE MERGER."

           (b)................................  "SUMMARY--The Merger;" "--Background of the Merger; Fairness of the
                                                Merger;" "--Interests of Certain Persons in the Merger;" "--Conditions
                                                to Consummation of the Merger;" "-- Expenses;"--Financing of the
                                                Merger;" "SPECIAL FACTORS--Background of the Merger;" "--Past Contacts
                                                with Wendy's;" "--Fairness of the Merger; Recommendation of the Board
                                                of Directors; Position of DAC;" "--Purpose of the Merger;"
                                                "--Interests of Certain Persons in the Merger;" "-- Certain Effects of
                                                the Merger;" "THE MERGER;" "FINANCING OF THE MERGER."

4.         Terms of the Transaction

           (a)................................  "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS-- Fairness of the Merger;
                                                Recommendation of the Board of Directors; Position of DAC;" "--Purpose
                                                of the Merger;" "-- Interests of Certain Persons in the Merger;"
                                                "--Certain Effects of the Merger;" "--Risk that the Merger Will Not be
                                                Consummated;" "--Certain Risks in the Event of Bankruptcy;" "THE
                                                MERGER;" "FINANCING OF THE MERGER;" "APPRAISAL RIGHTS."

           (b)................................  "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS-- Purpose of the Merger;"
                                                "--Interests of Certain Persons in the Merger;" "--Certain Effects of
                                                the Merger;" "THE MERGER;" "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

5.         Plans or Proposals of the Issuer or
           Affiliate

           (a)-(b)............................  "SPECIAL FACTORS--Background of the Merger;" "-- Fairness of the
                                                Merger; Recommendation of the Board of Directors; Position of DAC;"
                                                "--Certain


                                                                ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                                PROXY STATEMENT WHICH ARE
                   NUMBER AND CAPTION                              INCORPORATED HEREIN BY REFERENCE
           -----------------------------------  ----------------------------------------------------------------------

                                                Effects of the Merger;" "--Plans for the Company After the
                                                Merger;" "FINANCING OF THE MERGER;" "BUSINESS OF THE COMPANY--Recent
                                                Developments."

           (c)................................  "SUMMARY--Interests of Certain Persons in the Merger;" "SPECIAL
                                                FACTORS--Interests of Certain Persons in the Merger;" "--Certain
                                                Effects of the Merger;" "THE MERGER--Effective Time of the Merger;"
                                                "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES;" "CERTAIN
                                                INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE
                                                COMPANY."

           (d)-(e)............................  "SUMMARY--Interests of Certain Persons in the Merger;" "--
                                                Expenses;" "--Financing of the Merger;" "SPECIAL FACTORS--Purpose of
                                                the Merger;" "--Interests of Certain Persons in the Merger;"
                                                "--Certain Effects of the Merger;" "--Plan for the Company After the
                                                Merger;" "--Certain Risks in the Event of Bankruptcy;" "THE MERGER;"
                                                "FINANCING OF THE MERGER;" "MARKET PRICES AND DIVIDENDS ON THE
                                                SHARES;" "SECURITY OWNERSHIP OF THE COMPANY."

            (f)-(g)............................  "SPECIAL FACTORS--Certain Effects of the Merger;" "ADDITIONAL
                                                AVAILABLE INFORMATION."

6.         Source and Amounts of Funds or
           Other Considerations

           (a)................................  "SUMMARY--Financing of the Merger;" "FINANCING OF THE MERGER."

           (b)................................  "SUMMARY--Expenses;" "THE MERGER--Expenses;" "FINANCING OF THE
                                                MERGER."

           (c)................................  "SUMMARY--Financing of the Merger;" "FINANCING OF THE MERGER."

           (d)................................  Not applicable.



                                       iv


                                                                ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                                PROXY STATEMENT WHICH ARE
                   NUMBER AND CAPTION                              INCORPORATED HEREIN BY REFERENCE
           -----------------------------------  ----------------------------------------------------------------------

7.         Purpose(s), Alternatives, Reasons
           and Effects

           (a)-(c)............................  "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;" "--Past
                                                Contacts with Wendy's;" "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC;" "--Purpose of the Merger;"
                                                "--Interests of Certain Persons in the Merger;" "--Certain Effects of
                                                the Merger;" "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND
                                                AFFILIATES."

           (d)................................  "SUMMARY;" "INTRODUCTION--Voting at the Special Meeting;" "--Proxies;"
                                                "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board
                                                of Directors; Position of DAC;" "--Opinion of Financial
                                                Advisor;"--Purpose of the Merger;" "--Interests of Certain Persons in
                                                the Merger;" "-- Certain Effects of the Merger;" "--Plans for the
                                                Company After the Merger;" "--Certain Litigation;" "THE MERGER;"
                                                "FINANCING OF THE MERGER;" "CERTAIN FEDERAL INCOME TAX CONSEQUENCES;"
                                                "APPRAISAL RIGHTS;" "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND
                                                AFFILIATES."

8.         Fairness of the Transaction

           (a)-(b)............................  "SUMMARY--Recommendation of the Board of Directors;" "--Background of
                                                the Merger; Fairness of the Merger;" "-- Opinion of Financial
                                                Advisor;" "SPECIAL FACTORS--Background of the Merger;" "--Past Contacts
                                                with Wendy's;" "--Fairness of the Merger; Recommendation of the Board of
                                                Directors; Position of DAC;" "--Opinion of Financial Advisor;" "--Interests
                                                of Certain Persons in the Merger."


                                                                ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                                PROXY STATEMENT WHICH ARE
                   NUMBER AND CAPTION                              INCORPORATED HEREIN BY REFERENCE
           -----------------------------------  ----------------------------------------------------------------------

           (c)................................  "SUMMARY--Vote Required to Approve the Merger Agreement;"
                                                "--Background of the Merger; Fairness of the Merger;"
                                                "INTRODUCTION--Voting at the Special Meeting;" "--Proxies;" "SPECIAL
                                                FACTORS--Fairness of the Merger; Recommendation of the Board of
                                                Directors; Position of DAC;" "THE MERGER--Stockholder Adoption of the
                                                Merger Agreement;" "--Conditions to Consummation of the Merger."

           (d)................................  "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board
                                                of Directors; Position of DAC."

           (e)................................  "SUMMARY--Interests of Certain Persons in the Merger;" "SPECIAL
                                                FACTORS--Background of the Merger;" "-- Fairness of the Merger;
                                                Recommendation of the Board of Directors; Position of DAC;"
                                                "--Interests of Certain Persons in the Merger."

           (f)................................  "SUMMARY--Background of the Merger; Fairness of the Merger;" "SPECIAL
                                                FACTORS--Background of the Merger;"--Past Contacts with Wendy's;"
                                                "--Fairness of the Merger; Recommendation of the Board of Directors;
                                                Position of DAC."

9.         Reports, Opinions, Appraisals and
           Certain Negotiations

           (a)-(c)............................  "SUMMARY--Background of the Merger; Fairness of the Merger;"
                                                "--Opinion of Financial Advisor;" "SPECIAL FACTORS--Background of the
                                                Merger;" "--Fairness of the Merger; Recommendation of the Board of
                                                Directors; Position of DAC;" "--Opinion of Financial Advisor;"
                                                "ADDITIONAL AVAILABLE INFORMATION;" "Annex B to the Proxy Statement."

10.        Interest in Securities of the
           Issuer

           (a)-(b)............................  "SUMMARY--Interests of Certain Persons in the Merger;"
                                                "INTRODUCTION--Voting at the Special Meeting;" "SPECIAL
                                                FACTORS--Purpose of the Merger;" "--Interests of Certain Persons in
                                                the Merger;" "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND


                                                                ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                                PROXY STATEMENT WHICH ARE
                   NUMBER AND CAPTION                              INCORPORATED HEREIN BY REFERENCE
           -----------------------------------  ----------------------------------------------------------------------

                                                AFFILIATES;" "CERTAIN TRANSACTIONS IN THE COMMON STOCK;" "SECURITY
                                                OWNERSHIP OF THE COMPANY."

11.        Contracts, Arrangements or
           Understandings with Respect to the
           Issuer's Securities................  "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;" "--Purpose of
                                                the Merger;" "--Interests of Certain Persons in the Merger;" "--Certain
                                                Effects of the Merger;" "THE MERGER;"
                                                "FINANCING OF THE MERGER;" "CERTAIN INFORMATION CONCERNING DAC, DAC
                                                SUB AND AFFILIATES;" "SECURITY OWNERSHIP OF THE COMPANY."

12.        Present Intention and
           Recommendation of Certain Persons
           with Regard to the Transaction

           (a)-(b)............................  "INTRODUCTION--Voting at the Special Meeting;" "-- Proxies;" "SPECIAL
                                                FACTORS--Fairness of the Merger; Recommendation of the Board of
                                                Directors; Position of DAC;" "--Purpose of the Merger."

13.        Other Provisions of the Transaction

           (a)................................  "SUMMARY--Appraisal Rights;" "APPRAISAL RIGHTS;" "Annex C to the Proxy
                                                Statement."

           (b)................................  Not applicable.

           (c)................................  Not applicable.

14.        Financial Information

           (a)-(b)............................  "SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY;" "INDEX TO
                                                CONSOLIDATED FINANCIAL STATEMENTS."

15.        Persons and Assets Employed,
           Retained or Utilized

           (a)................................  "SUMMARY--Interests of Certain Persons in the Merger;" "-- Expenses;"
                                                "--Financing of the Merger;" "INTRODUCTION--Voting at the Special
                                                Meeting;" "-- Proxies;" "SPECIAL FACTORS--Background of the Merger;"
                                                "--Opinion of Financial Advisor;" "--Interests of Certain Persons in
                                                the Merger;" "FINANCING OF THE MERGER;" "CERTAIN INFORMATION
                                                CONCERNING DAC, DAC SUB AND AFFILIATES."


                                                                ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                                PROXY STATEMENT WHICH ARE
                   NUMBER AND CAPTION                              INCORPORATED HEREIN BY REFERENCE
           -----------------------------------  ----------------------------------------------------------------------


           (b)................................  "INTRODUCTION--Voting at the Special Meeting;" "-- Proxies."

16.        Additional Information               Proxy Statement.

17.        Material to be Filed as Exhibits

           (a)-(f)............................  Not applicable.


Item 1.   Issuer and Class of Security Subject to the Transaction.

          (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement and in the section entitled "INTRODUCTION," is incorporated herein by reference.

          (b) The information concerning the shares of Common Stock, par value $.001 per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY Record Date; Shares Entitled to Vote; Quorum" and "INTRODUCTION--Voting at the Special Meeting" is incorporated herein by reference.

           (c) The information concerning the principal market in which the Shares are traded set forth in the sections entitled "SUMMARY Market Information" and "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

           (d) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS" is incorporated herein by reference.

           (e)  Not applicable.

           (f) The information concerning purchases of Shares by the Company set forth in Schedule I to the Proxy Statement is incorporated herein by reference.

Item 2.   Identity and Background.

          (a), (b), (e) and (f) The persons filing this Statement are DavCo Restaurants, Inc. (the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), DavCo Acquisition Holding Inc., a Delaware corporation ("DAC"), DavCo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of DAC ("DAC Sub"), Ronald D. Kirstien, Harvey Rothstein and Citicorp Venture Capital, Ltd., a New York corporation ("CVC"). DAC and DAC Sub are newly formed corporations organized by Mr. Kirstien, Mr. Rothstein and CVC for the purpose of effecting the 13E-3 transaction described herein. CVC is an equity investment firm. Each of Mr. Kirstien, Mr. Rothstein, DAC and DAC Sub has an address of 1657 Crofton Boulevard, Crofton, Maryland 21114 and CVC's address is 399 Park Avenue, 14th Floor-Zone 4, New York, New York 10043. None of the Company, DAC, DAC Sub, Mr. Kirstien, Mr. Rothstein and CVC (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

          (c), (d) and (g) The information concerning DAC, DAC Sub, Mr. Kirstien and Mr. Rothstein set forth in the sections entitled "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

Item 3.        Past Contacts, Transaction or Negotiations.

               (a)(1) The information set forth in the sections entitled "SUMMARY--The Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger," "THE MERGER--Indemnification of Directors and Officers" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

               (a)(2) The information set forth in the sections entitled "SUMMARY--The Merger," "--Background of the Merger; Fairness of the Merger," "--Interests of Certain Persons in the Merger," "--Conditions to Consummation of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.

               (b) The information set forth in the sections entitled "SUMMARY--The Merger," "--Background of the Merger; Fairness of the Merger," "--Interests of Certain Persons in the Merger," "--Conditions to Consummation of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.

Item 4.        Terms of the Transaction.

               (a) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Risk that the Merger will not be Consummated," "--Certain Risks in the Event of Bankruptcy," "THE MERGER," "FINANCING OF THE MERGER" and "APPRAISAL RIGHTS" is incorporated herein by reference.

               (b) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS Purpose of the Merger," " Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

Item 5.        Plans or Proposals of the Issuer or Affiliate.

               (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "FINANCING OF THE MERGER" and "BUSINESS OF THE COMPANY--Recent Developments" is incorporated herein by reference.

               (c) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "SPECIAL
FACTORS--Interests of Certain Persons in the Merger,"
"--Certain Effects of the Merger," "THE MERGER--Effective Time of the Merger," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "CERTAIN

INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

               (d)-(e) The information set forth in the sections "SUMMARY--Interests of Certain Persons in the Merger," "Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger,"
"--Plans for the Company After the Merger," "--Certain Risks in the Event of Bankruptcy," "THE MERGER--General," "FINANCING OF THE MERGER," "MARKET PRICES AND DIVIDENDS ON THE SHARES" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

               (f)-(g) The information set forth in the sections "SPECIAL FACTORS--Certain Effects of the Merger" and "ADDITIONAL AVAILABLE INFORMATION" is incorporated herein by reference.

Item 6.        Source and Amount of Funds or Other Consideration.

               (a)  The information set forth in the sections entitled
"SUMMARY Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

               (b) The information set forth in the sections entitled "SUMMARY Expenses," "THE MERGER Expenses" and "FINANCING OF THE MERGER" is incorporated herein by reference.

               (c)  The information set forth in the sections entitled
"SUMMARY Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

               (d)  Not applicable.

Item 7.        Purpose(s), Alternatives, Reasons and Effects.

               (a)-(c) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS Background of the Merger," " Past Contacts with Wendy's," " Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," " Purpose of the Merger," " Interests of Certain Persons in the Merger," " Certain Effects of the Merger" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

               (d) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Opinion of Financial Advisor," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Certain Litigation," "THE MERGER," "FINANCING OF THE MERGER," "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," "APPRAISAL RIGHTS" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

Item 8.        Fairness of the Transaction.

               (a) - (b) The information set forth in the sections entitled "SUMMARY--Recommendation of the Board of Directors," "--Background of the Merger; Fairness of the Merger," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Opinion of Financial Advisor" and "--Interests of Certain Persons in the Merger" is incorporated herein by reference.

               (c) The information set forth in the sections entitled "SUMMARY--Vote Required to Approve Merger Agreement," "--Background of the Merger; Fairness of the Merger," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "THE MERGER--Stockholder Adoption of the Merger Agreement" and "--Conditions to Consummation of the Merger" is incorporated herein by reference.

               (d) The information set forth in the section entitled "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" is incorporated herein by reference.

               (e) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "SPECIAL
FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "--Interests of Certain Persons in the Merger" is incorporated herein by reference.

               (f) The information set forth in the sections entitled "SUMMARY--Background of the Merger; Fairness of the Merger," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's" and "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" is incorporated herein by reference.

Item 9.        Reports, Opinions, Appraisals and Certain Negotiations.

               (a) - (c) The information set forth in the sections entitled "SUMMARY--Background of the Merger; Fairness of the Merger," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Opinion of Financial Advisor" and "ADDITIONAL AVAILABLE INFORMATION" and in Annex B to the Proxy Statement is incorporated herein by reference.

Item 10.       Interest in Securities of the Issuer.

               (a) - (b) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "INTRODUCTION--Voting at the Special Meeting," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES," "CERTAIN TRANSACTIONS IN THE COMMON STOCK" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with respect to the Issuer's Securities.

               The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER," "FINANCING OF THE MERGER," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with regard to the Transaction.

               (a) - (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "--Purpose of the Merger" is incorporated herein by reference.

Item 13.       Other Provisions of the Transaction.

               (a) The information set forth in the sections entitled "SUMMARY--Appraisal Rights" and "APPRAISAL RIGHTS" and Annex C to the Proxy Statement is incorporated herein by reference.

               (b)  Not applicable.

               (c)  Not applicable.

Item 14.       Financial Information.

               (a) - (b) The information set forth in the section entitled "SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY" and the Index to Consolidated Financial Statements in the Proxy Statement is incorporated herein by reference.

Item 15.  Persons and Assets Employed, Retained or Utilized.

               (a) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "--Expenses," "--Financing of the Merger," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Background of the Merger,"
"--Opinion of Financial Advisor," "--Interests of Certain Persons in the Merger," "FINANCING OF THE MERGER" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.


               (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting" and "--Proxies" is incorporated herein by reference.

Item 16.  Additional Information.

               Proxy Statement.

Item 17.       Material to be filed as Exhibits.

               (a)(1) Commitment letter dated as of October 17, 1997 from Global Alliance Finance Company, L.L.C.

               (b)(1) Opinion of Equitable Securities Corporation dated November 6, 1997.

               (b)(2) Valuation materials prepared for DavCo Restaurants, Inc. by Equitable Securities Corporation dated October 1997.

               (c)(1) Amended and Restated Agreement and Plan of Merger dated as of October 21, 1997, among the Issuer, DAC and the DAC Sub.

               (d)(1)    Preliminary copy of Letter to Stockholders.

               (d)(2) Preliminary copy of Notice of Special Meeting of Stockholders.

               (d)(3)    Preliminary Proxy Statement.

               (d)(4)    Form of Proxy.

               (d)(5) Press Release by DavCo Restaurants, Inc., dated as of October 22, 1997.

               (e) Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the preliminary Proxy Statement, which is filed herewith as Exhibit
                         (d)(3)).

               (f)       Not applicable.

                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DAVCO RESTAURANTS, INC.


                                      By:      /s/ Ronald D. Kirstien
                                         ----------------------------------
                                                 Ronald D. Kirstien
                                               Chief Executive Officer
                                                 and Chairman of the
                                                        Board



Dated:  January 15, 1998



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DAVCO ACQUISITION HOLDING INC.

                                      By:      /s/ Harvey Rothstein
                                         ----------------------------------
                                                 Harvey Rothstein
                                                  Vice President



Dated:  January 15, 1998



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DAVCO MERGER SUB INC.

                                      By:     /s/ Harvey Rothstein
                                         ----------------------------------
                                                 Harvey Rothstein
                                                  Vice President



Dated:  January 15, 1998

                                    SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Ronald D. Kirstien
                                          ----------------------------------
                                                Ronald D. Kirstien



Dated:  January 15, 1998



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Harvey Rothstein
                                         ----------------------------------
                                                Harvey Rothstein



Dated:  January 15, 1998




          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         CITICORP VENTURE CAPITAL, LTD.

                                         By:       /s/ Byron L. Knief
                                             ------------------------------
                                                    Byron L. Knief
                                                Senior Vice President



Dated:  January 15, 1998

                                    EXHIBIT INDEX


Exhibit No.                                                                 Page
-----------                                                                 ----




(a)(1)    --Commitment Letter, dated as of October 17, 1997, from             *
            Global Alliance Finance Company, L.L.C.



(b)(1)    --Opinion of Equitable Securities Corporation dated             Included as Annex B to
            November 6, 1997.                                             the preliminary Proxy
                                                                          Statement, attached
                                                                          hereto as Exhibit (d)(3)



(b)(2)    --Valuation materials prepared for DavCo Restaurants, Inc.          *
            by Equitable Securities Corporation dated October 1997.



(c)(1)    --Amended and Restated Agreement and Plan of Merger,            Included as Annex A to
            dated as October 21, 1997, by and among DavCo                 the preliminary Proxy
            Acquisition Holding Inc., a Delaware corporation              Statement, attached
            ("DAC"), DavCo Merger Sub Inc., a Delaware                    hereto as Exhibit (d)(3)
            corporation and a wholly-owned subsidiary of DAC, and
            DavCo Restaurants, Inc.

(d)(1)    --Preliminary copy of Letter to Stockholders.

(d)(2)    --Preliminary copy of Notice of Special Meeting of
            Stockholders.

(d)(3)    --Preliminary Proxy Statement.

(d)(4)    --Form of Proxy.



(d)(5)    --Press Release by DavCo Restaurants, Inc., dated as of             *
            October 22, 1997.



(e)       --Section 262 of the Delaware General Corporation Law, as       Included as Annex C to
            amended.                                                      the preliminary Proxy
                                                                          Statement, attached
                                                                          hereto as Exhibit (d)(3)


__________
*


Previously
filed.


